Mail Stop 3-8


										January 10, 2005

By Facsimile and U.S. Mail


Mr. H. Michael Krimbill
President and Chief Financial Officer
Energy Transfer Partners, L.P.
2838 Woodside Street
Dallas, Texas 75204


		RE:	Form S-3 filed November 24, 2004
			Form 10-K, for the year ended August 31, 2004
			Filed November 15, 2004


			File No.  1-11727

Dear Mr. Krimbill

	We have reviewed your responses in your letter dated December 29, 2004 and have the following additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Amendment No.1 to Form  S-3 filed January 6, 2005

1. The interim financial statements in Form S-3 should be updated to
November 30, 2004, to comply with Rule 3-12(g)(1)(i)(B) of
Regulation
S-X at the effective date.

2. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing. This information was requested in our previous letter.


As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

	If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781 or, in his absence, to the undersigned at (202) 942-2905. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 942-1900.

							Sincerely,


							George F. Ohsiek, Jr.
							Branch Chief

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January 10, 2005
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